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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. _________)*


                                  Vizacom, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  928 55E 10 2
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 11, 2002
           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Statement is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

CUSIP No. 928 55E 10 2

--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            TW Private Equity Corp.  74-302-2753
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            (a) [ ]

            (b) [x]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY
                                  216,134
       OWNED BY    -------------------------------------------------------------
         EACH
      REPORTING            6      SHARED VOTING POWER
        PERSON
         WITH                     0
                   -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  216,134
                   -------------------------------------------------------------
                           8      SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           216,134(1)
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           |X|
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           | |  3.49%(1)
--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
(1) The Reporting Person's directors, Gregory Trautman, Samuel Wasserman, Mark Barbera and Douglas Greenwood, beneficially own an aggregate of 335,000 shares of Common Stock. The Reporting Person together with its directors, may be deemed to be a member of a group that beneficially owns 551,441 shares of Common Stock, representing approximately 8.89% of the outstanding shares of Common Stock. The Reporting Person denies the existence of a group with any or all of its directors, and disclaims any beneficial ownership of the shares of Common Stock beneficially owned by any or all of its directors.


                               Page 2 of 5 pages

ITEM 1.

          (a)      Name of Issuer:
                   Vizacom Inc.

          (b)      Address of Issuer's Principal Executive Offices:

                   3512 Veterans Memorial Highway
                   Bohemia, New York  11716

ITEM 2.

          (a)      Name of Person Filing:

                   TW Private Equity Corp.

          (b)      Address of Principal Business Office or, if none, Residence:

                   Trautman Wasserman & Co., Inc.
                   Attn: Edward Grey
                   500 Fifth Avenue, Suite 1440
                   New York, NY 10110

          (c)      Citizenship:

                   United States of America

          (d)      Title of Class of Securities:

                   Common Stock

          (e)      CUSIP Number:

                   928 55E 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          (a) | | Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b) | |  Bank as defined in section 3(a)(6) of the Act
              (15 U.S.C. 78c).

          (c) | | Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) | | Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) | | An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

          (f) | | An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

          (g) | | A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

          (h) | | A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) | | A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j) | |  Group, in accordance withss.240.13d-1(b)(1)(ii)(J).


                               Page 3 of 5 pages

ITEM 4.  OWNERSHIP.

(a)      Amount beneficially owned:  216,134

(b)      Percent of class:   3.49%

(c)      Number of shares as to which the person has:

         (i)     Sole power to vote or to direct the vote:  216,134

         (ii)    Shared power to vote or to direct the vote:  0

         (iii)   Sole power to dispose or to direct the disposition of: 216,134

         (iv)    Shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     TW Private Equity Corp. is the owner of 216,134, or 3.49% of the issued and outstanding shares of Common Stock.

     Gregory Trautman, Samuel Wasserman, Mark Barbera and Douglas Greenwood are all directors of the Reporting Person, and own 120,985 shares of Common Stock, 90,784 shares of Common Stock, 69,377 shares of Common Stock and 54,161 shares of Common Stock, respectively, or an aggregate of 335,000 shares of Common Stock. Because of their relationship, the Reporting Person, together with any or all of its directors maybe deemed a "group" within the meaning of rule 13d-5 under the Exchange Act and, therefore, the Reporting Person may be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of any or all of the shares beneficially owned by each of Gregory Trautman, Samuel Wasserman, Mark Barbera and Douglas Greenwood, or an aggregate of 551,441 shares of Common Stock, representing approximately 8.89% of the total outstanding shares of Common Stock. The Reporting Person denies that it is a member of a "group" for purposes of Section 13 of the Exchange Act with any or all of its directors, and disclaims any beneficial ownership of the shares of Common Stock beneficially owned by any or all of its directors. The filing of this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any shares of its directors, Gregory Trautman, Samuel Wasserman, Mark Barbera and Douglas Greenwood, or that the Reporting Person is a member of a group with any or all of its directors.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Not applicable

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 4 of 5 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

                                                        6/27/02
                                        ----------------------------------------
                                                          Date

                                                    /s/ Mark Barbera
                                        ----------------------------------------
                                                       Signature

                                            Mark Barbera             CFO
                                        ----------------------------------------
                                                      Name/Title


                               Page 5 of 5 pages